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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27736

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YY) AND ENDING 09/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
International Assets Advisory LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 South Orange Avenue, Suite 1100
(No. and Street)

Orlando (City) Florida (State) 32801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Ward (407) 254-1591
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hacker, Johnson & Smith PA
(Name – of individual, state, last, first, middle name)

930 Woodcock Road, Suite 211, Orlando, Florida 32803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 2 3 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

- *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number.

Securities and Exchange Commission
Washington, D.C. 20549:

I, Michael Ward, the undersigned officer of International Assets Advisory, LLC, affirm that, to the best of my knowledge and belief the accompanying financial statements and accompanying schedules pertaining to the firm of International Assets Advisory, LLC, as of September 30, 2005, are true and correct. I further affirm that neither the Company, nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

International Assets Advisory, LLC



Michael Ward, President

Sworn to and subscribed before me this 15th day of November, 2005.



(Signature of Notary Public)



Penny Dorton Montalvo
My Commission DD360084
Expires October 04, 2008

Personally known: X

This report contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Operations.
- x (d) Statement of Cash Flows.
- x (e) Statement of Changes in Member's Equity.
- __ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1..
- __ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- __ (i) Information Relating to the Possession or control Requirements under Rule 15c3-3.
- __ (j) A Reconciliation, including appropriate explanation, of Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- __ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) And Oath or Affirmation.
- __ (m) A copy of SIPC Supplemental Report.
- x (n) A report describing any material inadequacies found to have existed since the date of the previous audit.
- x (o) Independent auditor's report on internal accounting control.
- __ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.



HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Independent Auditors' Report

International Assets Advisory, LLC
Orlando, Florida:

We have audited the accompanying statement of financial condition of International Assets Advisory, LLC (the "Company") at September 30, 2005, and the related statements of operations, member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at September 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hacker Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Orlando, Florida
November 10, 2005

930 Woodcock Road, Suite 211, Orlando, Florida 32803-3713, (407) 895-3383
A Registered Public Accounting Firm

INTERNATIONAL ASSETS ADVISORY, LLC
(A Limited Liability Company)

Statement of Financial Condition

September 30, 2005

Assets	
Cash	$ 388,630
Certificate of deposit, restricted	50,749
Receivable from clearing broker	76,420
Intangible asset, net	191,002
Other assets	288,248
Total	$ 995,049
Liabilities and Member's Equity	
Liabilities -	
Accounts payable, accrued expenses and other liabilities	98,042
Commitments and contingencies (Notes 3 and 6)	
Member's equity	897,007
Total	$ 995,049

The accompanying Notes are an integral part of these Financial Statements.

INTERNATIONAL ASSETS ADVISORY, LLC
(A Limited Liability Company)

Statement of Operations

Year Ended September 30, 2005

Revenues:	
Commissions	$ 2,167,758
Investment advisory fees	312,347
Other	131,568
Total revenues	2,611,673
Expenses:	
Compensation and employee benefits	1,923,962
Floor brokerage, exchange and clearance fees	262,844
Occupancy	328,198
Professional fees	82,435
Amortization of intangible asset	114,480
Other	226,974
Total expenses	2,938,893
Net loss	$ (327,220)

The accompanying Notes are an integral part of these Financial Statements.

INTERNATIONAL ASSETS ADVISORY, LLC
(A Limited Liability Company)

Statement of Changes in Member's Equity

Year Ended September 30, 2005

	Total Member's Equity
Balance at September 30, 2004	$ 1,118,782
Net loss	(327,220)
Contributions from member	105,445
Balance at September 30, 2005	$ 897,007

The accompanying Notes are an integral part of these Financial Statements.

INTERNATIONAL ASSETS ADVISORY, LLC
(A Limited Liability Company)

Statement of Cash Flows

Year Ended September 30, 2005

Cash flows from operating activities:	
Net loss	$ (327,220)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization of premises and equipment	49,278
Amortization of intangible asset	114,480
Increase in receivable from clearing broker	(63,830)
Decrease in other assets	7,307
Decrease in accounts payable, accrued expenses and other liabilities	27,095
Net cash used in operating activities	(192,890)
Cash flows from investing activities:	
Decrease in certificate of deposit, restricted	52,890
Purchase of premises and equipment	(5,736)
Net cash provided by investing activities	47,154
Cash flows from financing activity-	
Contributions from member	105,445
Net decrease in cash	(40,291)
Cash at beginning of year	428,921
Cash at end of year	$ 388,630
Supplemental disclosure of cash flow information-	
Cash paid during the year for interest	$ -

The accompanying Notes are an integral part of these Financial Statements.

INTERNATIONAL ASSETS ADVISORY, LLC
(A Limited Liability Company)

Notes to Financial Statements

September 30, 2005 and the Year Then Ended

(1) Summary of Significant Accounting Policies

International Assets Advisory, LLC (the "Company") is a single-member LLC owned by Lakeside Assets, LLC. The Company is a retail securities broker-dealer headquartered in Orlando, Florida which conducts its operations primarily in the United States as well as internationally. The Company introduces transactions to another registered clearing broker, First Clearing, LLC, that carries such accounts on a fully disclosed basis. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The following items comprise the significant accounting policies which the Company follows in preparing and presenting its financial statements:

Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses recorded on a trade date basis as securities transactions occur.

Investment Advisory Income. Investment advisory fees are received monthly and recognized as earned over the term of the contract. These fees are based on a certain percentage of managed assets maintained in the customers' accounts.

Depreciation and Amortization. Depreciation and amortization of premises and equipment are provided using the straight-line method over the estimated useful lives of the assets.

Intangible Asset. Intangible asset consists of a customer list that was acquired when the Company commenced operations in 2001. The intangible asset is being amortized over six years using the straight-line method. Estimated amortization expense for the years subsequent to September 30, 2005 follows:

Year Ending September 30,	Amount
2006	$ 114,480
2007	76,522
	$ 191,002

(continued)

(1) Summary of Significant Accounting Policies, Continued

Notes Receivable. The Company will occasionally enter into agreements with brokers that require them to repay to the Company any signing bonuses paid to them upon being hired. These notes contain clauses that forgive required principal and interest payments as long as the broker continues employment with the Company. The Company recognizes compensation expense as these required repayments are forgiven. Notes receivable are included in other assets on the statement of financial condition.

Income Taxes. The Company has elected to be treated as a partnership for income tax reporting purposes. The net loss is allocated to the member and combined with other income and expenses of the member and included in the member's income tax return. The Company is not an income tax paying entity, thus no federal or state income taxes have been recorded in the financial statements.

(2) Receivable from Clearing Broker

The receivable from clearing broker consists of commissions due from the clearing broker.

(3) Premises and Equipment

A summary of premises and equipment at September 30, 2005 is as follows:

Furniture and equipment	$ 181,870
Leasehold improvements	20,477
Total, at cost	202,347
Less accumulated depreciation and amortization	(202,347)
Premises and equipment, net	$ -

The Company leases its office facility under an operating lease with an initial term of ten years. The Company was required to maintain a $100,000 letter of credit to the lessor through 2005. This amount was reduced by $50,000 in 2005 and will be reduced again by $30,000 in 2007 if the lease remains current. The lease contains a 3% escalation clause plus increases in operating expenses, real estate taxes and utility costs. The lease contains two five year renewal options. Rent expense was approximately $230,000 during the year ended September 30, 2005. Minimum future lease payments at September 30, 2005 were approximately as follows (in thousands):

Year Ending September 30,	Amount
2005	$ 230
2006	236
2007	244
2008	251
2009	258
Thereafter	798
Total minimum lease payments	$ 2,017

(continued)

(4) Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2005, the Company's net capital computed in accordance with the Rule of the Commission amounted to $364,940, which was $264,940 in excess of the Company's stated minimum net capital requirement of $100,000, and the ratio of aggregate indebtedness to net capital was .27 to 1.

(5) Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Financial instruments which subject the Company to concentrations of credit risk consist primarily of cash. At September 30, 2005 cash of $285,221 and certificate of deposit, restricted of $50,749 were on deposit at SunTrust Bank.

(6) Commitments and Contingencies

In the ordinary course of business, the Company has various outstanding commitments and contingent liabilities, including potential legal liabilities, that are not reflected in the accompanying financial statements.

During 2004, a former officer of the Company filed a claim against the Company claiming damages of $325,000 associated with an employment agreement. The Company filed a counter claim in excess of $325,000 against the former officer for failure to comply with certain provisions of the employment agreement. During 2005, these claims were dropped and the parties involved settled with an insignificant amount being disbursed between the parties.

During 2005, three brokers voluntarily terminated their employment with the Company. The Company has three notes receivable from these individuals that require them to repay approximately $230,000 plus interest to the Company. The Company is currently pursuing litigation against these individuals to collect these amounts and full recovery is anticipated.

The Company has a $50,000 letter of credit issued in connection with the Company's office facility lease (see note 3). The letter of credit is collateralized by a pledged certificate of deposit of an equal amount at the same financial institution.

(7) Defined Contribution Retirement Plan

The Company has a defined contribution retirement plan available to all employees who have completed three months of service. The Company did not make any contributions to the plan during the year ended September 30, 2005.

INTERNATIONAL ASSETS ADVISORY, LLC
(A Limited Liability Company)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

September 30, 2005

NET CAPITAL

Total Member's equity		$ 897,007
Deductions and/or changes:		
Nonallowable assets:		
Certificate of deposit, restricted	$ 50,749	
Intangible asset, net	191,002	
Other assets	288,248	
Total deductions		529,999
Net capital before haircuts on securities positions (tentative net capital)		367,008
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1)		
Other securities (money-market account)		2,068
Net capital		$ 364,940

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition - Accounts payable, accrued expenses and other liabilities	$ 98,042

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (based on aggregate indebtedness)	$ 6,536
Minimum net capital required of reporting broker - dealer	$ 100,000
Net capital requirement (greater of above)	$ 100,000
Excess capital	$ 264,940
Ratio aggregate indebtedness to net capital	.27

RECONCILIATION OF SUPPORTING SCHEDULES WITH MOST RECENT PART II FILING

There are no differences between the computation of net capital pursuant to Rule 15c3-1 shown above to the computation included in Form X-17A-5 Part II as previously filed with the commission.



HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

International Assets Advisory, LLC
Orlando, Florida

Gentlemen:

In planning and performing our audit of the financial statements and supplemental schedule of International Assets Advisory, LLC (the "Company") for the year ended September 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

930 Woodcock Road, Suite 211, Orlando, Florida 32803-3713, (407) 895-3383
A Registered Public Accounting Firm

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no maters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Hacker, Johnson & Smith PA
Orlando, Florida
November 10, 2005